                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                      Ticketmaster Online-CitySearch, Inc.


                                (Name of Issuer)


                 Class B Common Stock, Par Value $.01 Per Share


                         (Title of Class of Securities)


                                   88633P203


                                 (CUSIP Number)


                                December 2, 1998


             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88633P203                   13G                     Page 2 of 10 Pages

--------------------------------------------------------------------------------
1       Name of Reporting Person   USA Networks, Inc.

        I.R.S. Identification No. of Above Person            59-2712887
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               42,480,143
                      ----------------------------------------------------------
   Beneficially         6      Shared Voting Power
     Owned by                  0
                      ----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               42,480,143
                      ----------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        42,480,143
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [ ]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        83.9%
--------------------------------------------------------------------------------
12      Type of Reporting Person
        HC
--------------------------------------------------------------------------------

CUSIP No. 88633P203                   13G                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
1       Name of Reporting Person   Ticketmaster Group, Inc.

        I.R.S. Identification No. of Above Person            36-3597489
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Illinois
--------------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               42,480,143
                      ----------------------------------------------------------
   Beneficially         6      Shared Voting Power
     Owned by                  0
                      ----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               42,480,143
                      ----------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        42,480,143
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [ ]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        83.9%
--------------------------------------------------------------------------------
12      Type of Reporting Person
        HC
--------------------------------------------------------------------------------

CUSIP No. 88633P203                   13G                     Page 4 of 10 Pages


--------------------------------------------------------------------------------
1       Name of Reporting Person   Ticketmaster Corporation

        I.R.S. Identification No. of Above Person            36-3285772
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Illinois
--------------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               42,480,143
                      ----------------------------------------------------------
  Beneficially          6      Shared Voting Power
    Owned by                   0
                      ----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               42,480,143
                      ----------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        42,480,143
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [ ]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        83.9%
--------------------------------------------------------------------------------
12      Type of Reporting Person
        CO
--------------------------------------------------------------------------------

CUSIP No. 88633P203                   13G                     Page 5 of 10 Pages

--------------------------------------------------------------------------------
1       Name of Reporting Person   Barry Diller

        I.R.S. Identification No. of Above Person            Not applicable
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
        United States
--------------------------------------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               42,480,143
                      ----------------------------------------------------------
   Beneficially         6      Shared Voting Power
     Owned by                  0
                      ----------------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               42,480,143
                      ----------------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        42,480,143
--------------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [ ]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        83.9%
--------------------------------------------------------------------------------
12      Type of Reporting Person
        IN
--------------------------------------------------------------------------------

CUSIP No. 88633P203                   13G                   Page 6 of 10 Pages


Item 1(a)         Name of Issuer:

                  Ticketmaster Online-CitySearch, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  790 E. Colorado Boulevard, Suite 200
                  Pasadena, California 91101

Item 2(a)         Name of Person(s) Filing:

                  Ticketmaster Corporation ("Ticketmaster Corp.");
                  Ticketmaster Group, Inc. ("Ticketmaster Group"), as the holder of all outstanding voting securities of Ticketmaster
                      Corp.;
                  USA Networks, Inc. ("USAi"), as the holder of all outstanding voting securities of Ticketmaster Group; and
                  Barry Diller ("Mr. Diller"), in his capacity as Chairman and
                      Chief Executive Officer of USAi.

Item 2(b)         Address of Principal Business Office:

                  The principal business address of Ticketmaster Corp. and
                      Ticketmaster Group, Inc. is 3701 Wilshire Boulevard, Los Angeles, CA 90010.
                  The principal business address of USAi and Mr. Diller is 152
                      West 57th Street, New York, NY 10019.

Item 2(c)         Citizenship:

                  Ticketmaster Corp. - Illinois
                  Ticketmaster Group - Illinois
                  USAi - Delaware
                  Mr. Diller - United States

Item 2(d)         Title of Class of Securities:

                  Class B Common Stock, par value $.01 per share, of the Issuer (the "Common Stock").

CUSIP No.  88633P203                   13G                    Page 7 of 10 Pages

Item 2(e)         CUSIP Number:

                  88633P203

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), the person filing is a:

                  Not applicable.

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1998, Ticketmaster Corp. may be deemed to be a beneficial owner of 42,480,143 shares of the Common Stock. All of such shares are shares of the Company's Class A Common Stock which, at the option of the holder, may be converted on a one-to-one basis into shares of Common Stock.Ticketmaster Corp. is the record holder of such 42,480,143 shares.

                  As of December 31, 1998, Ticketmaster Group may be deemed to be a beneficial owner of the 42,480,143 shares of the Common Stock deemed to be beneficially owned by Ticketmaster Corp. referred to above. Ticketmaster Group is the sole stockholder of Ticketmaster Corp.

                  As of December 31, 1998, USAi may be deemed to be a beneficial owner of the 42,480,143 shares of the Common Stock deemed to be beneficially owned by Ticketmaster Corp. referred to above. USAi is the sole stockholder of Ticketmaster Group.

                  As of December 31, 1998, Mr. Diller may be deemed to be a beneficial owner of the 42,480,143 shares of Common Stock deemed to be beneficially owned by Ticketmaster Corp. as referred to above. Mr. Diller disclaims beneficial ownership of such shares. Mr. Diller is Chairman and Chief Executive Officer of USAi and, pursuant to stockholder and governance agreements among Mr. Diller, Liberty Media Corp., a subsidiary of Tele-Communications, Inc. ("Liberty"), The Seagram Company Ltd., Universal Studios, Inc., a subsidiary of Seagram ("Universal,"), and USAi, Mr. Diller generally has the right to control the outcome of any matter submitted to a vote or for the consent of USAi stockholders, other than with respect to certain fundamental changes relating to USAi, in which case the consent of Mr. Diller, Liberty and Universal is generally required for any such fundamental change.

Item 4(b)         Percent of Class:

                  83.9%
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CUSIP No.  88633P203                   13G                   Page 8 of 10 Pages


Item 4(c)         Number of shares as to which Ticketmaster Corp. has:

                  (i)      sole power to vote or direct the vote: 42,480,143

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) the sole power to dispose of or to direct the disposition of: 42,480,143

                  (iv) shared power to dispose of or to direct the disposition of: 0

                  Ticketmaster Corp. does not currently possess any rights to acquire additional shares of the Common Stock.

                  Number of shares as to which Ticketmaster Group has:

                  (i)      sole power to vote or direct the vote: 42,480,143

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) the sole power to dispose of or to direct the disposition of: 42,480,143

                  (iv) shared power to dispose of or to direct the disposition of: 0

                  Ticketmaster Group does not currently possess any rights to acquire additional shares of Common Stock.

                  Number of shares as to which USAi has:

                  (i)      sole power to vote or direct the vote: 42,480,143

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) the sole power to dispose of or to direct the disposition of: 42,480,143

                  (iv) shared power to dispose of or to direct the disposition of: 0

                  USAi does not currently possess any rights to acquire additional shares of Common Stock.

                  Number of shares as to which Mr. Diller has:

                  (i)      sole power to vote or direct the vote: 42,480,143

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) the sole power to dispose of or to direct the disposition of: 42,480,143

                  (iv) shared power to dispose of or to direct the disposition of: 0

                  Mr. Diller does not currently possess any rights to acquire additional shares of Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class.

CUSIP No. 88633P203                  13G                     Page 9 of 10 Pages


                  Not applicable.

Item 6.           Ownership of More than 5% on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of the Group.

                  Not applicable.

Item 10.          Certifications.

                  Not applicable.

CUSIP No. 88633P203                   13G                    Page 10 of 10 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999                USA NETWORKS, INC.


                                        By: /s/ Michael P. Durney
                                        ---------------------------------------
                                        Name: Michael P. Durney
                                        Title: Vice President and Controller

Date:  February 16, 1999                TICKETMASTER GROUP, INC.


                                        By: /s/ Stuart DePina
                                        ---------------------------------------
                                        Name: Stuart DePina
                                        Title: Senior Vice President, Treasurer
                                        and Chief Financial Officer


Date:  February 16, 1999                TICKETMASTER CORPORATION


                                        By: /s/ Stuart DePina
                                        ---------------------------------------
                                        Name: Stuart DePina
                                        Title: Senior Vice President, Treasurer
                                        and Chief Financial Officer




Date:  February 16, 1999                /s/ Barry Diller
                                        ---------------------------------------
                                        BARRY DILLER

                                  Exhibit Index

Exhibit I Joint Filing Agreement, dated February 16, 1999, by and among Ticketmaster Corporation, Ticketmaster Group, Inc., USA Networks, Inc. and Barry Diller.